UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AMICUS THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

03152W 10 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM IV LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 2,600,014
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,600,014
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,014
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 11.6%[2]
12	Type of Reporting Person (See Instructions) OO

2 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 2,586,886
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,586,886
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,886
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 11.6%[3]
12	Type of Reporting Person (See Instructions) OO

3 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 13,128
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,128
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1%[4]
12	Type of Reporting Person (See Instructions) OO

4 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM V, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 252,415
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 252,415
9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,415
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 1.1%[5]
12	Type of Reporting Person (See Instructions) OO

5 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM V, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 252,415
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 252,415
9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,415
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 1.1%[6]
12	Type of Reporting Person (See Instructions) OO

6 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

CUSIP No. 03152W 10 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE V, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 252,415
	6	Shared Voting Power 0
	7	Sole Dispositive Power 252,415
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 252,415
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 1.1%[7]
12	Type of Reporting Person (See Instructions) OO

7 Based on 22,357,574 shares of common stock outstanding as of October 25, 2007 according to the Issuer’s Form 10-Q for the period ended September 30, 2007.

Item 1
(a)Name of Issuer:

AMICUS THERAPEUTICS, INC.

(b)Address of Issuer’s Principal Executive Offices:

6 Cedar Brook Drive
Cranbury, NJ 08512
Item 2
(a)Name of Person Filing:

FHM IV, LP, a Delaware limited partnership (“FHM IV”), FHM IV, LLC, a Delaware limited liability company (“FHM IV LLC”), Frazier Healthcare IV, LP, a Delaware limited partnership (“FH IV”), Frazier Affiliates IV, LP (“FA IV”), a Delaware limited partnership, FHM V, LP, a Delaware limited partnership (“FHM V”), Frazier Healthcare V, LP, a Delaware limited partnership (“FH V”) and FHM V, LLC, a Delaware limited liability company (“FHM V LLC”). FHM IV is the general partner of both FH IV and FA IV and FHM IV, LLC serves as the general partner of FHM IV. FHM V serves as the general partner of FH V and FHM V LLC serves as the general partner of FHM V.

(b)  Address of Principal Business Office or, if none, Residence:

601 Union Street, Suite 3200, Seattle, WA 98101.

(c)  Citizenship:

Delaware.

(d)  Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e)  CUSIP Number:

03152W 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

FHM IV LLC is the general partner of FHM IV and FHM IV is the general partner of FH IV and FA IV. As of December 31, 2007, FH IV was the record owner of 2,586,886 shares of Common Stock and FA IV was the record owner of 13,128 shares of Common Stock. Both voting and dispositive power with respect to FH IV and FA IV are held by FHM IV.

FHM V is the general partner of FH V and FHM V LLC serves as the general partner of FHM V. As of December 31, 2007, FH V was the record owner of 252,415 shares of Common Stock. Both voting and dispositive power with respect to FH V is held by FHM V LLC.

(b) Percent of class: The Frazier entities hold, in the aggregate, approximately 12.8%

(c) Number of shares as to which such person has:

FHM IV LLC
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	2,600,014
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	2,600,014

FHM IV
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	2,600,014
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	2,600,014

FH IV
(i)	Sole power to vote or to direct the vote	2,586,886
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of	2,586,886
(iv)	Shared power to dispose or to direct the disposition of

FA IV
(i)	Sole power to vote or to direct the vote	13,128
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of	13,128
(iv)	Shared power to dispose or to direct the disposition of

FHM V LLC
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	252,415
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	252,415

FHM V
(ii)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	252,415
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	252,415

FH V
(i)	Sole power to vote or to direct the vote	252,415
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of	252,415
(iv)	Shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable. The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii) (J).

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FHM IV, LLC

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM IV, LP By: FHM IV, LLC, its General Partner

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

Frazier Healthcare IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

Frazier Affiliates IV, LP By: FHM IV, LP, its General Partner By: FHM IV, LLC, its General Partner

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, LLC

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, LP By: FHM V, LLC, its General Partner

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

Frazier Healthcare V, LP By: FHM V, LP, its General Partner By: FHM V, LLC, its General Partner

Dated February 14, 2008.	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer